Exhibit 99.1

RESULTS OF OPERATIONS

The following table sets forth a summary of our unaudited interim condensed consolidated statements of operations for the periods ended May 31, 2026 and 2025.

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$
REVENUE	8,202,158	15,503,019	1,978,284
Operating expenses
Direct cost of revenues	(2,240,057)	(7,757,055)	(989,850)
Selling expenses	(725,282)	(636,444)	(81,214)
General and administrative expenses	(6,200,416)	(5,589,710)	(713,283)
Income (loss) from operation	(963,597)	1,519,810	193,937
Financial expense	(35,870)	(29,660)	(3,784)
Other income, net	953,573	1,281,739	163,558
INCOME (LOSS) BEFORE INCOME TAXES	(45,894)	2,771,889	353,711
Income tax (expenses) benefits	82,500	58,638	7,483
NET INCOME	36,606	2,830,527	361,194

Comparison of Periods Ended May 31, 2026 and 2025

Revenue

	For the Six Months Ended May 31,
	2025 (Unaudited)		2026 (Unaudited)
	HK$	%	HK$	US$	%
Revenues:
Financial PR Services	4,679,637	57	3,110,846	396,964	20
Project-based PR Services	2,269,121	28	7,775,384	992,188	50
One-off Financial PR Services	1,253,400	15	4,616,789	589,132	30
Total Revenue	8,202,158	100	15,503,019	1,978,284	100

Financial PR services include regular media press posting, shareholder list and investor relationship maintains, press conference and annual shareholder meeting holding. The revenue is recognized ratably over the service period. For normal Financial PR services, the Group generally receives (i) fixed service fees in respect of our provision of Financial PR services, which are payable in stages; and (ii) periodic (monthly, quarterly or semi-annually) fixed services fees in respect of our provision of retainer services to clients. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For the six months ended May 31, 2025, Financial PR services revenue constituted a significant source of our revenues, which represented 57% of our total revenues. For the six months ended May 31, 2026, Financial PR services only constituted approximately 20% of our total revenue as part of the Financial PR services contracts had completed and were not renewed by our clients, resulting in the decrease in revenue in this category.

Project-based Financial PR services. We generally receive payment of the total pre-agreed or pre-endorsed fee in full before the Group performs the relevant project-based Financial PR services. The project-based Financial PR services include (i) roadshows; (ii) investor luncheons; (iii) press conference/ media briefings; (iv) listing ceremonies; (v) site visit/business tours; and (vi) congratulatory advertisements. The Group recognizes revenues from Project-based Financial PR services on the monthly basis when it satisfies its performance obligations throughout the contract terms of which the contract period is generally one year or within one year.

Project-based Financial PR services revenue increased by HK$5,506,263, from HK$2,269,121 for the six months ended May 31, 2025 to HK$ 7,775,384 (US$ 992,188) for the six months ended May 31, 2026, primarily due to more services provided to the client, mainly Initial Public Offering (“IPO”) related activities as there were growing client base for such services during the period.

One-off PR services. We provide add-on services to year-around customers, such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The One-off PR services mainly include writing press release; arrange media interviews; re-post business articles. Service revenue is recognized at the point in time when the service is transferred to the customer.

The one-off PR service increased by HK$3,363,389 from HK$1,253,400 for the six months ended May 31, 2025 to HK$4,616,789 (US$589,132) for the six months ended May 31, 2026, which was in line with the increase in Project-based Financial PR services as more roadshow and ceremony services due to the increase in IPO related activities.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. The direct cost of revenues also included article services, media and promotion services we provided for our clients.

Our direct cost of revenues increased by HK$5,516,998, or 246%, from HK$2,240,057 for the six months ended May 31, 2025 to HK$7,757,055 (US$989,850) for the six months ended May 31, 2026. The significant increase in direct cost of revenues was mainly due to the increase in revenue, particularly the expansion of customer-requested service deliverables, which resulted in a corresponding rise in third-party supplier costs. The higher direct costs, together with the resulting decline in gross margin from over 70% for the six months ended May 31, 2025 to approximately 50% for the six months ended May 31, 2026, were consistent with the growth in the Company’s business volume and do not indicate a substantive deterioration in the Company’s underlying profitability.

Selling expenses

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$
Entertainment expense	564,282	406,515	51,874
Referral fee	161,000	218,806	27,921
Others	—	11,123	1,419
Total Selling expenses	725,282	636,444	81,214

Our selling expenses mainly represented entertainment expenses. Our selling expenses are HK$725,282 and HK$636,444 (US$81,214) for the six months ended May 31, 2025 and 2026, respectively. The entertainment expense slightly decreased by HK$157,767, mainly due to lower frequency of business travel and business entertainment expenses resulted from geographical locations of the new clients which varies from prior period.

Our referral fee represented the referral expenses paid to agents for introducing new customers to the Group. Referral fee amounted to HK$218,806 (US$27,921) for the six months ended May 31, 2026 and the increase in our referral fee is in line with the increase in revenue. Others mainly represented our advertising fees amounted to HK$11,123 for the six months ended May 31, 2026.

General and administrative expenses

The following table set forth the breakdown of our general and administrative expenses for the periods indicated:

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$
Staff costs	1,331,035	1,443,658	184,220
Professional and consultancy fee	3,510,715	2,937,347	374,824
Provision for doubtful accounts	500,000	500,000	63,803
Rent and rates	443,995	342,042	43,647
Office expenses	87,611	29,197	3,726
Depreciation	4,351	11,229	1,433
Others	322,709	326,237	41,630
Total General and administrative expense	6,200,416	5,589,710	713,283

Our general and administrative expenses mainly represented staff costs, professional and consultancy fee, rent and rates, bank charge, depreciation, office expenses, provision for doubtful accounts and others. Our general and administrative expenses decreased by HK$610,706, or 10%, from HK$6,200,416 for the six months ended May 31, 2025 to HK$5,589,710 (US$713,283) for the six months ended May 31, 2026. The decrease in our general and administrative expenses is mainly due to the (i) lower BVI corporate consultancy, secretarial, audit and legal fees compared with the prior period, and (ii) a decrease in project-related consultancy and channel fees, as the prior period included higher consultancy expenses for client projects that did not recur to the same extent in the current period.

Staff Costs. Our staff costs increased by HK$112,623, or 8%, from HK$1,331,035 for the period ended May 31, 2025 to HK$1,443,658 (US$184,220) for period ended May 31, 2026, mainly due to inflationary salary adjustments for our staff costs, coupled with the increase in replacement cost such as recruitment costs and cost for training new employees as the staff turnover rate is slightly higher in the current period compared to prior period.

Professional fee and consultancy fee. Our professional and consultancy fee decreased by HK$573,368, or 16%, from HK$3,510,715 for the period ended May 31, 2025 to HK$2,937,347 (US$374,824) for the period ended May 31, 2026, mainly due to the decrease in (i) BVI corporate consultancy, secretarial, audit and legal fees compared with the prior period, and (ii) a decrease in project-related consultancy and channel fees, as the prior period included higher consultancy expenses for client projects that did not recur to the same extent in the current period.

Rent and rates. Our rent and rates mainly represented the rental expense on our office located in Hong Kong. We entered into a new lease agreement with an external third party (“the landlord”) for the leasing of office premise in Hong Kong with a lease term of 24 months, starting from March 2025, following the renewal of the previous lease. No material change when compared with that of the prior period.

Depreciation charge. Our depreciation charge mainly represented the depreciation charge of our office equipment, furniture & fixtures and motor vehicle. The depreciation charge was insignificant to the Group for both periods ended May 31, 2026 and 2025, mainly due to majority of the property and equipment had been fully depreciated.

Office expenses. Our office expenses mainly represented office cleaning, post and courier, printing and stationery, telephone and communication and utilities. The office expenses decreased by HK$58,414, or 67%, from HK$87,611 for the period ended May 31, 2025 to HK$29,197(US$3,726) for the period ended May 31, 2026, mainly due to decrease in office consumables, courier, printing and communication expenses as a result of enhanced cost control and stabilized office operations.

Provision for credit losses. Our provision for credit losses of HK$500,000 for the six months ended May 31, 2025 and HK$500,000 (US$63,803) for the six months ended May 31, 2026, mainly based on the assessment of receivable aging greater than a year being considered as less possibility to recovery, and the Group makes specific credit losses based on some specific knowledge the Group has acquired that indicate that an account is uncollectible. By assessed credit losses of account receivables, some receivable from customers being valued as provision for credit losses.

Other income (expense), net

Our other income mainly represents exchange gain (or loss), loan interest expense and bank interest income. The net other income increased by HK$328,166 or 34%, from HK$953,573 for the six months ended May 31, 2025 to HK$1,281,739 (US$163,558) for the six months ended May 31, 2026. The increase was mainly due to the increase in the exchange gain resulting from foreign currency fluctuations and the bank interest income arising from the fixed term deposit during the period ended May 31, 2026.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong profits tax

Our Hong Kong subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. Commencing from the financial year on April 1, 2018 onwards, two tiered profits tax regime took effect, under which Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Our income tax decreased by HK$23,862, or 29%, from income tax benefits of HK$82,500 for the six months ended May 31, 2025 to income tax benefits of HK$58,638 (US$7,483) for the six months ended May 31, 2026. The decrease was primarily due to current income tax expense of HK$23,862 recognized by the Group's overseas subsidiary during the six months ended May 31, 2026, which partially offset the deferred tax benefit arising from the increase in the allowance for doubtful accounts.

Deferred tax assets recognized in relation to the provision for doubtful debts during the period. No provision for Hong Kong profits tax has been made as there is no assessable profit arising in or derived from Hong Kong during the period ended May 31, 2026.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth our current assets and current liabilities as of the dates indicated:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Current assets
Cash and cash equivalents	67,468,223	76,113,990	9,712,629
Accounts receivable, net	2,370,437	6,075,132	775,225
Prepayments and other receivables	2,653,771	1,220,429	155,735
Due from related parties, net	21,264,851	13,772,246	1,757,426
Escrow receivable	-	-	-
Total current assets	93,757,282	97,181,797	12,401,015

Current liabilities
Accruals and other payables	899,753	1,625,789	207,461
Contract liabilities	-	-	-
Bank borrowings	501,522	509,029	64,955
Operating lease liabilities	499,296	418,775	53,438
Taxes payables	1,536,569	1,564,880	199,689
Total current liabilities	3,437,140	4,118,473	525,543
Working Capital	90,320,142	93,063,324	11,875,472

Accounts Receivable, net

Our accounts receivable represented receivables from clients of our Financial PR services. We grant 30 days of credit terms to our clients. We issue an invoice to our clients upon achievement of milestone specified in our service agreement or upon completion of the transaction.

Our accounts receivable, net balance increased by HK$3,704,695, or 156% from HK$2,370,437 as of November 30, 2025 to HK$6,075,132 (US$775,225) as of May 31, 2026.

We strictly control outstanding receivables to contain credit risk, and an impairment analysis is performed at the end of each period/ year. Following the identification of doubtful debts, we will discuss with the relevant customers and report on their recoverability. Additionally, the Group makes specific bad debt write offs based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. Accounts receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Our management closely reviews the accounts receivable balance to detect any known trends or uncertainties proactively, and no trends or uncertainties have been identified that might affect the collectability of our customer receivables balances. During the period ended May 31, 2026, an allowance for doubtful accounts of HK$500,000 (US$63,803) was recorded for accounts receivable due to the lower likelihood of recovery. During the year ended November 30, 2025, a provision for credit losses of HK$1,200,187 was recognized for accounts receivable. After considering the opening allowance balance and the write-off of accounts receivable of HK$5,642,032, the allowance for credit losses was HK$2,585,954 as of November 30, 2025.

Prepayments and other receivables

Our prepayments and other receivables mainly represented prepayment and rental deposit for our office premises and other utilities. Our prepayments and other receivables decreased by HK$1,433,342, or 54%, from HK$ 2,653,771 to HK$ 1,220,429 (US$155,735) as of November 30, 2025 and May 31, 2026. The decrease in prepayments during the year is primarily attributable to the recognition of expenses in profit or loss as the underlying contracted services are delivered and consumed by the Group.

Accruals and other payables

Our accruals and other payables represented accrued operating expenses. Our accruals and other payables increased by HK$726,036, or 81% from HK$899,753 as of November 30, 2025 to HK$1,625,789 (US$207,461) as of May 31, 2026. The increase was mainly due to higher accrued expenses corresponding to the increase in relevant costs resulting from business operations.

Operating lease liabilities

Our operating lease liabilities represented the current portion of the operating lease of our Hong Kong office. Our operating lease liabilities decreased by HK$80,521, or 16% from HK$499,296 as of November 30, 2025 to HK$418,775 (US$53,438) as of May 31, 2026 which was mainly due to the lease of our new office premises which became effective in March 2025.

Contractual obligations

The following tables summarize the contractual obligations of the Company as of May 31, 2026:

	Payments Due by Period (Unaudited)
	Less than	1 to	3 to	More than
	1 year	3 years	5 years	5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Bank borrowings	509,029	1,248,737	-	-	1,757,766
Operating lease obligation	418,775	-	-	-	418,775
Total contractual obligation	927,804	1,248,737	-	-	2,176,541

	Payments Due by Period (Unaudited)
	Less than	1 to	3 to	More than
	1 year	3 years	5 years	5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Bank borrowings	64,955	159,347	-	-	224,302
Operating lease obligation	53,438	-	-	-	53,438
Total contractual obligation	118,393	159,347	-	-	277,740

As of May 31, 2026, we did not have any capital expenditure commitment.

CASH FLOWS

Our use of cash primarily related to operating activities, capital expenditure and repayment of bank borrowings. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the periods indicated:

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$
Net cash (used in) provided by operating activities	(95,540)	1,742,250	222,323
Net cash provided by investing activity	2,694,991	7,492,605	956,104
Net cash used in financing activities	(251,422)	(249,100)	(31,787)
EFFECT OF EXCHANGE RATE CHANGES	—	25,411	3,241
NON-CASH INVESTING ACTIVITY		(365,399)	(46,627)
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,348,029	8,645,767	1,103,254
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	63,535,847	67,468,223	8,609,375
CASH AND CASH EQUIVALENTS AT END OF PERIOD	65,883,876	76,113,990	9,712,629

Operating activities

Our cash inflows from operating activities were principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs and operating expenses.

For the period ended May 31, 2025, we had net cash used in operating activities of HK$95,540, mainly arising from net income of HK$36,606 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$4,351; (ii) amortization of right-of-use assets of HK$434,250; (iii) interest on lease liabilities of HK$9,744; (iv) provision for doubtful accounts HK$500,000, due to receivable aging greater than a year being considered as less possibility to recovery; and (v) change in deferred income tax of HK$82,500. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$1,387,011 as we gained numerous new customers and slight delay in settlement from our customers; (ii) a decrease in contract liabilities of HK$128,401 mainly due to the amount of advance from customers is recognized as revenue during the year when our performance obligation is satisfied; (iii) increase in operating lease liabilities of HK$580,917 for our new Hong Kong office; (iv) an increase in right of use assets of HK$952,133; (v) a decrease in prepayments and other receivables of HK$864,555 mainly due to the utilisation of prepayment of a consultancy fee to an external third party; together with an increase in accruals and other payables of HK$24,080 mainly due to provision for Accrued staff salaries and reimbursements.

For the period ended May 31, 2026, we had net cash provided by operating activities of HK$1,742,250, mainly arising from net income of HK$2,830,527 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$11,229; (ii) amortization of right-of-use assets of HK$247,700; (iii) interest on lease liabilities of HK$8,140; (iv) provision for doubtful accounts HK$500,000, due to receivable aging greater than a year being considered as less possibility to recovery; and (v) change in deferred income tax HK$82,500. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$4,204,695 as we gained numerous new customers and slight delay in settlement from our customers; (ii) a decrease in operating lease liabilities of HK$255,840 for our new Hong Kong office; (iii) an increase in taxes payable of HK$28,311; (iv) a decrease in prepayments and other receivables of HK$1,933,342 mainly due to the utilisation of prepayment of a consultancy fee to an external third party; together with an increase in accruals and other payables of HK$726,036 mainly due to provision for Accrued staff salaries and reimbursements.

Investing activity

Our cash provided by investing activity mainly consisted of amounts due from a director and related parties.

For the period ended May 31, 2025, we had HK$2,694,991 cash provided by investing activity, which solely consisted of director repayment during the reporting period.

For the period ended May 31, 2026, we had HK$7,492,605 cash provided by investing activity, which solely consisted of director repayment HK$7,492,605 during the reporting period.

Financing activities

Our cash used in financing activities was principally for repayment of bank borrowings.

For the period ended May 31, 2025, we had net cash used in financing activities of HK$251,422, primarily consisting of the repayment of bank loan of HK$241,678.

For the period ended May 31, 2026, we had net cash used in financing activities of HK$249,100, primarily consisting of the repayment of bank loan of HK$249,100.

Working Capital Sufficiency

IGL believes that, taking into consideration the financial resources presently available, including the current level of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this interim report.

CAPITAL EXPENDITURES

Our Group incurred capital expenditures of HK$nil for the period ended May 31, 2026 compared with HK$840,016 for the year ended November 30, 2025.

The Group does not expect to incur any material capital expenditure in the next 12 months.

RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to director and related parties:

		As of
	Relationship with the Group	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director and shareholder of the Company	21,264,851	13,772,246	1,757,426
Total		21,264,851	13,772,246	1,757,426

Balances represented the funds advanced to Ms. Wai Lau. The balance is unsecured and interest-free. During the period ended May 31, 2026 and the year ended November 30, 2025, the company received payments and made payments on behalf of Ms. Wai Lau. The amount due from director, net in HK$13,772,246 (US$1,757,426) as of May 31, 2026 represented the fund advance to Ms. Wai Lau.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	67,468,223	76,113,990	9,712,629
Accounts receivable, net	2,370,437	6,075,132	775,225
Prepayments and other receivables	2,653,771	1,220,429	155,735
Due from related parties, net	21,264,851	13,772,246	1,757,426
Escrow receivable	—	—	—
Total current assets	93,757,282	97,181,797	12,401,015

Non-current assets:
Property and equipment, net	27,018	15,790	2,015
Right-of-use assets	666,475	418,775	53,438
Deposit and prepayment	500,000	—	—
Deferred tax assets	440,388	522,888	66,724
Goodwill	—	365,399	46,627
Total non-current assets	1,633,881	1,322,852	168,804
Total assets	95,391,163	98,504,649	12,569,819

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	899,753	1,625,789	207,461
Contract liabilities	—	—	—
Bank borrowings	501,522	509,029	64,955
Operating lease liabilities	499,296	418,775	53,438
Taxes payables	1,536,569	1,564,880	199,689
Total current liabilities	3,437,140	4,118,473	525,543
Non-current liabilities:
Bank borrowings, net of current portion	1,505,343	1,248,737	159,347
Operating lease liabilities, net of current portion	167,179	—	—
Total non-current liabilities	1,672,522	1,248,737	159,347
Total liabilities	5,109,662	5,367,210	684,890

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, US$0.0002 par value, 9,800,000,000 shares authorized, and 1,462,498 shares issued and outstanding as of November 30, 2025 and May 31, 2026*	2,314	2,314	295
Class B Ordinary shares, US$0.0002 par value, 190,000,000 shares authorized, and 75,000 shares issued and outstanding as of November 30, 2025; and 675,000 shares issued and outstanding as of May 31, 2026*	117	1,058	135
Additional paid-in capital	104,594,842	163,378,901	20,848,187
Shares subscription receivable	(10,852,353)	(69,637,353)	(8,886,170)
Accumulated deficit	(3,468,920)	(638,393)	(81,462)
Accumulated other comprehensive income	5,501	30,912	3,944
Total shareholders’ equity	90,281,501	93,137,439	11,884,929
Total liabilities and shareholders’ equity	95,391,163	98,504,649	12,569,819

*	Number of shares divided as 450,000,000 Class A ordinary shares with a par value of US$0.00001 per share (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares with a par value of US$0.00001 per share (the “Class B Ordinary Shares”), were approved by the board of directors on November 27, 2024. The Company, for good and valuable consideration, planned to repurchase 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares to the Majority Shareholder. The company completed the Class A and Class B share re- designation in February 2025.

*	In June 2025, the company issued 15,000,000 Class A ordinary shares in a private placement financing for aggregate gross proceeds of approximately US$ 3,922,500. The issuance was accounted for as an equity financing transaction, with par value recorded as share capital and the excess over par value recorded as additional paid-in capital. The net proceeds were used for general corporate purposes. As of the reporting date, the company has not yet received investment proceeds amounting to US$1,333,650 (equivalent to HK$10,385,133).

*	In July 2025, the company issued 2,625,000 Class A ordinary shares to certain consultants and one employee pursuant to the company’s 2025 Stock Incentive plan. The grant date fair value of the Company’s Class A ordinary shares was US$1.205 per share, determined with reference to the quoted closing market price on the grant date. The shares were issued to eligible participants at subscription price of US$0.3 per share. The difference between the grant date fair value and the subscription price represents share based compensation in accordance with ASC718. As of the reporting date, the company has not yet received investment proceeds amounting to US$60,000 (equivalent to HK$467,220).

*	On January 15, 2026, the company’s board of directors approved a reverse stock split of the Company’s issued and outstanding ordinary shares at a ratio of one-for-twenty (1:20). The reverse stock split became effective on February 17, 2026. All share and per share amounts, including the number of shares outstanding, earnings per share, and other per share data, have been retrospectively adjusted for all periods presented to reflect the reverse stock split. In connection with the reverse stock split, the authorized share capital was proportionally adjusted to 22,500,000 Class A ordinary shares and 2,500,000 Class B ordinary shares, each with a par value of US$0.0002 per share, effective February 17, 2026.

*	On March 31, 2026, the Company’s shareholders approved a resolution to increase the Company’s authorized share capital to a maximum of 10,000,000,000 shares, each with a par value of US$0.0002, divided into 9,800,000,000 Class A ordinary shares, 190,000,000 Class B ordinary shares and 10,000,000 Class C ordinary shares. As of May 31, 2026, the Company had no Class C ordinary shares issued and outstanding. Each Class C ordinary share is entitled to 500 votes per share.

*	On April 29, 2026, the company issued 600,000 Class B ordinary shares, par value US$0.0002 per share, for a purchase price of US$12.5 per share. The gross proceeds from this offering are US$7,500,000. Subsequent to interim period, the Company received subscription proceeds of US$7,500,000 related to the 600,000 Class B ordinary shares.

INTELLIGENT GROUP LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$
REVENUE	8,202,158	15,503,019	1,978,284

Operating expenses
Direct cost of revenues	(2,240,057)	(7,757,055)	(989,850)
Selling expenses	(725,282)	(636,444)	(81,214)
General and administrative expenses	(6,200,416)	(5,589,710)	(713,283)
Total operating expenses	(9,165,755)	(13,983,209)	(1,784,347)

Income (loss) from operation	(963,597)	1,519,810	193,937

OTHER INCOME (EXPENSE)
Financial expense	(35,870)	(29,660)	(3,784)
Other income, net	953,573	1,281,739	163,558
Total other income, net	917,703	1,252,079	159,774

INCOME (LOSS) BEFORE INCOME TAXES	(45,894)	2,771,889	353,711
Income Tax Expense (benefit)	82,500	58,638	7,483

NET INCOME	36,606	2,830,527	361,194

Other comprehensive income:
Foreign currency translation adjustment	—	25,411	3,241
Total comprehensive income:	36,606	2,855,938	364,437

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	628,253	1,646,290	1,646,290

EARNINGS PER SHARE
Basic and diluted	0.06	1.72	0.22

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares#									Accumulated
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional Paid-in	Share subscription	Retained	other comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	earnings	income (loss)	Total
		HK$		HK$		HK$	HK$	HK$	HK$	HK$	HK$
BALANCE, November 30, 2024 (Audited)	—	—	13,125,000	1,021	—	—	49,897,579	—	14,706,655	—	64,605,255
Net income			—	—	—	—	—	—	36,606	—	36,606
Re-designation of ordinary shares from Class A into Class B	—	—	(1,500,000)	(117)	1,500,000	117	—	—	—	—	—
BALANCE, May 31, 2025 (Unaudited)			11,625,000	904	1,500,000	117	49,897,579		14,743,261		64,641,861

BALANCE, November 30, 2025 (Audited)	—	—	1,462,498	2,314	75,000	117	104,594,842	(10,852,353)	(3,468,920)	5,501	90,281,501
Net income	—	—	—	—	—	—			2,830,527		2,830,527
Private Investment in Public Equity (Issuance of Class B shares to New Bay)	—	—	—	—	600,000	941	58,784,059	(58,785,000)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	25,411	25,411
BALANCE, May 31, 2026 (Unaudited)	—	—	1,462,498	2,314	675,000	1,058	163,378,901	(69,637,353)	(638,393)	30,912	93,137,439

		US$		US$		US$	US$	US$	US$	US$	US$
BALANCE, May 31, 2026 (Unaudited)	—	—	1,462,498	295	675,000	135	20,848,187	(8,886,170)	(81,462)	3,944	11,884,929

INTELLIGENT GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	36,606	2,830,527	361,194
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,351	11,229	1,433
Provision for doubtful accounts	500,000	500,000	63,803
Amortization of right-of-use asset	434,250	247,700	31,608
Interest of lease liabilities	9,744	8,140	1,039
Deferred income tax	(82,500)	(82,500)	(10,528)
Change in operating assets and liabilities
Accounts receivable	(1,387,011)	(4,204,695)	(536,546)
Prepayments and other receivables	864,557	1,933,342	246,707
Right of use assets	(952,133)	—	—
Accruals and other payables	24,080	726,036	92,647
Contract liabilities	(128,401)	—	—
Operating lease liabilities	580,917	(255,840)	(32,647)
Taxes payables	—	28,311	3,613
Net cash (used in) provided by operating activities	(95,540)	1,742,250	222,323

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment of amount due from a director, net	2,694,991	7,492,605	956,104
Net cash provided by investing activities	2,694,991	7,492,605	956,104

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of interest expenses	(9,744)	—	—
Repayment of bank borrowings	(241,678)	(249,100)	(31,787)

Net cash used in financing activities	(251,422)	(249,100)	(31,787)

EFFECT OF EXCHANGE RATE CHANGES	—	25,411	3,241

NON- CASH INVESTING ACTIVITY:
Investment in a subsidiary	—	(365,399)	(46,627)

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,348,029	8,645,767	1,103,254
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	63,535,847	67,468,223	8,609,375

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	65,883,876	76,113,990	9,712,629

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	35,870	29,660	3,784

INTELLIGENT GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW

Company Overview

Intelligent Group Limited (“IGL” or the “Company”) is a company with limited liability incorporated in the British Virgin Islands on July 5, 2018. The Company’s registered office is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and its principal place of business is situated at Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong.

The Company through its subsidiaries (collectively referred to as the “Group”) principally engage in providing financial public relations (“Financial PR”) services in Hong Kong.

As of May 31, 2026, the Company had interests (direct and indirect) in the following subsidiaries:

Name	Place and date of formation	Issued ordinary share capital		Ownership	Principal activity
Intelligent Joy Limited (“IJL”)	Hong Kong, October 24, 2016	HK$	2,010,003	100% owned by IGL	Financial PR services
Intelligent Tech Limited (“ITL”)	Hong Kong, June 16, 2018	HK$	100	100% owned by IGL	Financial PR services
LQ Capital Limited	Hong Kong, March 2, 2020	HK$	100	100% owned by IGL	Money lender’s license
Shenzhen Huiyue Technology Limited	PRC, March 30,2018	RMB$	1,000,000	100% owned by IGL	Provision of Finance PR services and support
Hong Kong Mayflower Financial Holding Company Limited	Hong Kong, January 12, 2026	HK$	10,000	100% owned by ITL	Financial service activities
Hong Kong Zhiyun Fintax Limited	Hong Kong, March 9, 2026	HK$	10,000	100% owned by ITL	Financial service activities
Qisheng Tax Services Limited	Hong Kong, May 28, 2026	HK$	10,000	100% owned by ITL	Provision of financial consulting services
Intelligent Management Limited Liability Company(“IMLL”)	Kyrgyz Republic, March 31, 2026	KGS	10,000	100% owned by ITL	Trading business
United Planning Company Limited	Hong Kong, November 21, 2022	HK$	10,000	100% owned by Hong Kong Mayflower Financial Holding Company Limited	Money lender’s license
Huiyue Finance Company Limited Liability	Kyrgyz Republic, April 8, 2026	KGS	875,000	100% owned by IMLL	Trading and financial services activities

Reclassification of Class A and Class B ordinary shares

On November 27, 2024, the shareholders of the Company passed a resolution to reclassify 1,500,000 ordinary shares held by Ms. Wai Lau into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders were controlled by Ms. Wai Lau, the founder of the Company.

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to fifty (50) votes on any resolutions. The reclassification of 1,500,000 Class A ordinary shares into 1,500,000 Class B ordinary shares was completed on April 8, 2025.

Class B ordinary shares

Subsequently, 1,500,000 ordinary shares held by Ms. Wai Lau were reclassified as Class B ordinary shares. In December 2025, these shares were transferred to VL Prime Capital Limited, an entity affiliated with Ms. Wai Lau. After the 1-for-20 reverse stock split effective February 17, 2026, this holding was adjusted to 75,000 Class B ordinary shares.

On closing of the private placement on April 29, 2026, the Company issued 600,000 Class B ordinary shares to New Bay Development (Intel) Holding Co., Limited. Such shares are directly held by New Bay Development (Intel) Holding Co., Limited, a wholly-owned subsidiary of New Bayarea Development Holding Co., Ltd, which is wholly-owned by XJ International Holdings Co., Ltd. Under Rule 13d-3 of the Securities Exchange Act of 1934, each of these three entities is deemed to beneficially hold sole voting and dispositive power over these 600,000 Class B ordinary shares.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). These unaudited interim condensed consolidated financial statements do not include all information and footnotes required by U.S. GAAP for complete annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended November 30, 2025.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation

The Group uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong are HK$, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from HK$ into US$ as of and for the six months ended May 31, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8366, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements include allowance for credit losses. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of May 31, 2026 and November 30, 2025, the Group had cash and cash equivalents balance of HK$76,113,990 (US$9,712,629) and HK$67,468,223, respectively. The Group maintains bank accounts in Hong Kong.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded at the invoiced amount less an allowance for any uncollectible accounts. The Group grants 30 days credit terms to the clients. The allowance for doubtful accounts reflects the Group’s best estimate of expected losses.

During the period ended May 31, 2026, HK$500,000 (US$63,803) of accounts receivable made as allowance of doubtful debts due to lower recovery possibility. During the year ended November 30, 2025, HK$2,585,954 of accounts receivable were recorded provision for allowance for credit loss of accounts receivables, HK$5,642,032 of accounts receivable have been written off.

Escrow receivable

Concurrently with the consummation of IPO, HK$391,056 (US$50,000) from the net proceeds of the offering was deposited into an escrow account for a period of 18 months following the closing date of the IPO, which account was used in the event that the Company has to indemnify the underwriter pursuant to the terms of an underwriting agreement. Upon expiration of the applicable escrow period, the funds were released and returned to the Company, and no amounts remained subject to an indemnification claim.

Prepayments and other receivables

Prepayments and other receivables are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of May 31, 2026 and November 30, 2025, management believes that the Company’s prepayments and deposits are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	5 years
Furniture and fixtures	5 years
Motor vehicle	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim condensed consolidated statements of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the period ended May 31, 2026 and the year ended November 30, 2025, no impairment of long-lived assets was recognized.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is allocated to our reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The company tests goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying amount may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of a reporting unit.

The Company completed the acquisition of United Planning Company limited during the period. As the acquired business is in the early stages of development, it has not generated revenue since the acquisition date. Management continues to evaluate the business plan and expected future operating results.

No impairment of goodwill or indefinite-lived intangible assets was recognized during the six months ended May 31, 2026. However, the absence of revenue and any significant changes in the expected timing or level of future operating results may constitute indicators of potential impairment and could result in impairment charges in future periods.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Contract liabilities represent the upfront payments received upon signing the contract for Financial PR services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the unaudited interim condensed consolidated balance sheet.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group applied ASC Topic 842 “Leases” for all periods presented. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the unaudited interim condensed consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the period ended May 31, 2026 and the year ended November 30, 2025, the Group did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, prepayments, escrow receivable and other receivables, and accruals and other payables approximate their fair value because of their generally short maturities.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a professional services provider in Hong Kong that principally engages in the Financial PR services.

The Group enters into a distinct contract with its clients for the Financial PR services. The Financial PR services include maintaining the positive relationship between the client and their investors through different social media channels and carrying out promotion event, including (1) maintenance and development of public relations and investor relations; (2) conferences and interviews; (3) media monitoring; (4) crisis management; (5) investor targeting; and (6) investor polling.

The revenue generated from Financial PR services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of Financial PR services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The Financial PR services provided involve a series of tasks which are distinct and meet the criteria for recognizing revenue over time. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefits consumed by the clients are substantially similar each month, even though the exact volume of services may vary. Therefore, the Group concludes that the services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For project-based Financial PR services, the Group generally receives payment of the total pre-agreed or pre-endorsed fee in full before the Group performs the relevant project-based Financial PR services. The project-based Financial PR services include (i) roadshows; (ii) investor luncheons; (iii) press conference/media briefings; (iv) listing ceremonies; (v) site visit/business tours; and (vi) congratulatory advertisements. The project-based Financial PR services involve multiple tasks which are interrelated, integrated, customized, and are not separable or distinct as the Group’s clients cannot benefit from any standalone task. Therefore, the Group concludes that the project-based Financial PR services to be accounted for as a single performance obligation. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms of which the contract period is generally one year or within one year.

For one-off Financial PR services, the Group generally provide these add-on services as optional purchase to year-around customers, the payment will be settled when the services are delivered to customers. One-off PR services provide promised services, such as writing in-depth press release, publishing additional writing press, customized live show, and re-post business articles to featured channel. Such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The option is deemed to be a marketing offer, and not a part of the existing contract. The marketing offer is only accounted for when the customer exercises its option. It’s not a variable consideration. The Group recognizes revenue at the point in time when the service is transferred to the customer.

For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts. Out-of-pocket expenses are incurred during the execution of the projects upon receipt of payment of the client and are generally excluded from the revenues.

Revenue disaggregated by timing of revenue recognition for the six months ended May 31, 2026 and 2025 is disclosed in the table below:

Revenues:

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$

Financial PR Services	4,679,637	3,110,846	396,964
Project-based PR Services	2,269,121	7,775,384	992,188
One-off PR Services	1,253,400	4,616,789	589,132
Total revenues	8,202,158	15,503,019	1,978,284

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Direct cost of revenues

Direct cost of revenues consists of vendor cost, employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities and media and promotion services the Group provides for its clients.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,828).

During the six months ended May 31, 2026 and 2025, the total amount charged to the unaudited interim condensed consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme was HK$68,718 (US$8,769), and HK$115,221 respectively.

Income tax

IGL is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, no British Virgin Islands withholding tax will be imposed on dividends paid by IGL to the Company.

IJL and ITL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

IMLL and Huiyue Finance Company Limited Liability are incorporated in the Kyrgyz Republic. The companies are currently not subject to income tax under the applicable laws and regulations of the Kyrgyz Republic.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. In general, the Inland Revenue Department of Hong Kong has up to 6 years to make an assessment or additional assessment in respect of a year of assessment under section 60 of the Inland Revenue Ordinance. Where the tax undercharge is due to fraud or wilful evasion, the relevant period is 10 years. Accordingly, the tax years from 2019/20 to 2024/25 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. Penalties and interest incurred related to late payment of income tax are classified as income tax expense in the period incurred.  During the year ended November 30, 2025, the Company paid a late penalty for income tax of HK$8,676 (US$1,107). The Group does not have any significant unrecognized tax benefits during the six months ended May 31, 2026 and the year ended November 30, 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chairman. The Group’s CODM assesses the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings per Share

The Group computes earnings per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis. Basic earnings per share (“EPS”) is measured as net income attributable to ordinary shareholders divided by the weighted average ordinary share outstanding for the period. Diluted EPS is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Potential ordinary shares are excluded in the denominator of the diluted EPS calculation if their effects would be anti-dilutive. For the six months ended May 31, 2026 and May 31, 2025, there were no dilutive shares.

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,085) if the bank with which an individual/a company holds its eligible deposit fails. As of May 31, 2026, cash and cash equivalents balance of HK$76,113,990 (US$9,712,630) was maintained at financial institutions in Hong Kong.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars (US$). As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Recent Adopted Accounting Pronouncements

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The new standard was issued to improve transparency and decision usefulness of income tax disclosures by providing information that helps investors better understand how an entity’s operations, tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The amendments in this update primarily relate to requiring greater disaggregated disclosure of information in the rate reconciliation, income taxes paid, income (loss) from continuing operations before income tax expense (benefit), and income tax expense (benefit) from continuing operations. The ASU is effective for fiscal years beginning after December 15, 2024, and early adoption is permitted. The standard can be applied prospectively or retrospectively. The Group adopted this ASU effective 1 December 2025 (commencement of fiscal year 2026). The adoption did not have a material impact on the Group’s unaudited interim condensed consolidated financial statements, other than additional disclosures required by the standard.

Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses:

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s unaudited interim condensed consolidated balance sheets, statements of income and statements of cash flows.

3.	Accounts Receivable, net

The accounts receivable, net, as of May 31, 2026 and November 30, 2025, consists of the following:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Accounts receivable	4,956,391	9,161,086	1,169,012
Less: allowance for credit losses	(2,585,954)	(3,085,954)	(393,787)
Accounts receivable, net	2,370,437	6,075,132	775,225

The movements in the allowance for credit losses are as follows:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Balance at beginning of the year/period	7,027,799	2,585,954	329,984
Provision of expected credit losses	1,200,187	500,000	63,803
Write-off of accounts receivable	(5,642,032)	-	-
Balance at end of the year/period	2,585,954	3,085,954	393,787

4.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Rental deposit	73,771	140,429	17,920
Prepayment of consulting fee	1,500,000	-	-
Others	1,080,000	1,080,000	137,815
Total	2,653,771	1,220,429	155,735

Consulting fee is prepaid to a third-party vendor, mainly for the consultancy on the business development of the Company, advice for other foreign potential markets, and market information.

5.	LONG TERM DEPOSIT AND PREPAYMENT

Long term deposit and prepayment consist of the following:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Prepayment of consulting fee	500,000	-	-
Total	500,000	-	-

Consulting fee is prepaid to a third-party vendor with a two-year period service agreement, mainly for the consultancy on the business development of the Company, advice for other foreign potential markets, and market information.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Furniture and fixtures	22,047	22,047	2,813
Office equipment	125,835	125,835	16,057
Motor vehicle	1,181,264	1,181,264	150,737
Total	1,329,146	1,329,146	169,607
Less: Accumulated depreciation	(1,302,128)	(1,313,356)	(167,592)
Net book value	27,018	15,790	2,015

Depreciation expenses recognized for the six months ended May 31, 2026 and 2025 were HK$11,229 (US$1,433) and HK$4,351, respectively.

7.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

As of May 31, 2026 and November 30, 2025, the Group consisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Units 1203C, 12th Floor of Admiralty Centre Tower 1, No 18 Harcourt Road, Hong Kong	From March 15, 2025 to March 14, 2027

(a) Amounts recognized in the unaudited interim condensed consolidated balance sheet:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Right-of-use assets	666,475	418,775	53,438

Operating lease liabilities
Current	499,296	418,775	53,438
Non-current	167,179	-	-
	666,475	418,775	53,438

(b) A summary of lease cost recognized in the Group’s unaudited interim condensed consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$
Amortization charge of right-of-use assets	434,250	247,700	31,608
Interest of lease liabilities	9,744	8,140	1,039
Cash paid for operating leases	380,960	255,840	32,647

(c) The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of May 31, 2026:

	For the Six Months Ended May 31, 2026 (Unaudited)
	HK$	US$
2026	255,840	32,647
2027	170,560	21,764
Total future lease payments	426,400	54,411
Less: imputed interest	(7,625)	(973)
Present value of lease obligation	418,775	53,438

The weighted-average remaining lease terms were 0.8 and 1.3 years as of May 31, 2026 and November 30, 2025, respectively. The incremental borrowing rate used to determine the operating lease liability as of May 31, 2026 and November 30, 2025 were 3.500% and 3.125%, respectively.

8.	GOODWILL

Goodwill arising from the acquisition has been recognized as follows:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Consideration transferred	-	10,000	1,276
Fair value of net liabilities acquired	-	355,399	45,351
Goodwill	-	365,399	46,627

During the interim period ended 31 May 2026, the Company completed the acquisition of United Planning Company Limited on March 31, 2026 (the “Acquisition Date”). The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The consideration transferred was HK$10,000, which was payable to the seller and remained outstanding as of May 31, 2026. Goodwill represents expected synergies, assembled workforce and other strategic benefits that do not qualify for separate identifiable asset recognition.

9.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Accrued staff salaries and reimbursements	346,360	572,396	73,041
Accrued professional fee	494,193	494,193	63,062
Trade creditors	59,200	59,200	7,555
Other payable	-	500,000	63,803
Total	899,753	1,625,789	207,461

The increase in other payables was primarily due to the recognition of other payable of HK$500,000 in connection with the acquisition of United Planning Company Limited. The amount was an existing liability recorded in the books of United Planning Company Limited prior to the acquisition and was recognized by the Group as part of the liabilities acquired upon acquisition.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to director and related parties:

		As of
	Relationship with the Group	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, and shareholder of the Company	21,264,851	13,772,246	1,757,426
Total		21,264,851	13,772,246	1,757,426

Balances represented the funds advanced to Ms. Wai Lau. The balance is unsecured and interest-free. During the period ended May 31, 2026 and the year ended of November 30, 2025, the company received payments and made payments on behalf of Ms. Wai Lau. The amount due from director, net in HK$13,772,246 (US$1,757,426) as of May 31, 2026 represented the fund advance to Ms. Wai Lau.

11.	CONTRACT LIABILITIES

The Group’s contract liabilities include advances from clients related to Financial PR services on the Group’s unaudited interim condensed consolidated balance sheets. These payments are non-refundable and are recognized as revenue as the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one year.

As of May 31, 2026 and November 30, 2025, the contract liabilities were comprised of the following:

As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Advance from customers	-	-	-
Total	-	-	-

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Balance at beginning of the year ended	128,401	-	-
Decrease in contract liabilities as a result of recognizing revenue during the year which was included in the contract liabilities at the beginning of the year	(128,401)	-	-
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	-	--	-
Total	-		-

12.	BANK BORROWINGS

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
	HK$	HK$	US$
Bank loans secured and repayable
Within 12 months	501,522	509,029	64,955
Over 1 year	1,505,343	1,248,737	159,347
Total	2,006,865	1,757,766	224,302

On August 3, 2021, the Group entered into a loan agreement with a financial institution in Hong Kong to borrow HK$3,483,000, which bears annual interest at an effective annual interest rate of 2.75% and with due date on September 16, 2029. The interest rate increased from 2.75% to 3.125% as of November 30, 2024, and further declined to 3.000% at the end of May 31, 2026, mainly due to the lowered interest rates by the Federal Reserve. During the periods ended May 31, 2026 and 2025, the Company repaid HK$249,100(US$31,787) and HK$241,678 loan principals respectively. As of May 31, 2026 and November 30, 2025, the banking facilities of the Company were secured by personal guarantee from Ms. Wai Lau, the director, and shareholder of the Company and with the due date same as the loan agreement.

Interest related to the bank loans was HK$29,660 (US$3,784) and HK$35,870 for the periods ended May 31, 2026 and 2025, respectively.

13.	INCOME TAX

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Group’s Hong Kong subsidiaries, IJL and ITL, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For these subsidiaries, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

No provision for current taxation in Hong Kong has been made as there was no assessable profit arising in or derived from Hong Kong during the period ended May 31, 2025 and May 31, 2026 respectively.

Deferred tax:

The deferred tax assets principally comprised of provision of credit losses. The movement of recognized deferred tax assets was as follows:

	As of
	November 30, 2025 (Audited)	May 31, 2026 (Unaudited)	May 31, 2026 (Unaudited)
Deferred tax assets:	HK$	HK$	US$
Balance, beginning of the year/ period	1,159,587	440,388	56,196
Addition	(719,199)	82,500	10,528
Balance, end of the year/ period	440,388	522,888	66,724

As of May 31, 2026 and November 30, 2025, the Group had taxes payable of HK$1,564,880 (US$199,689) and HK$1,536,569, respectively.

14.	OTHER INCOME, NET

	For the Six Months Ended May 31,
	2025 (Unaudited)	2026 (Unaudited)
	HK$	HK$	US$
Bank interest income	794,879	1,026,294	130,962
Sundry income	158,694	255,445	32,596
Total	953,573	1,281,739	163,558

Other income mainly represented bank interest income arisen from the fixed term deposit and sundry income, including exchange gain (or loss) from foreign currency.

15.	ORDINARY SHARES

The Company was established under the laws of British Virgin Islands on July 5, 2018. The authorized number of Ordinary Shares was 50,000 shares with a par value of US$1.0.

On November 6, 2021, the shareholders of the Company resolved to create an additional 500,000,000 of the authorized Ordinary Shares with a par value of US$0.00001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on November 7, 2021, the Company newly issued 11,250,000 Ordinary Shares with a par value of US$0.00001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 50,000 of the outstanding Ordinary Shares with a par value of US$1.0 issued and outstanding as of November 30, 2020.

On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 payable to its shareholders, of which HK$12,699,814 was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022. The dividend per share was HK$1.33.

On March 20, 2024, the Company completed its initial public offering (the “IPO”) on the NASDAQ. In the offering, 1,875,000 ordinary shares were issued and sold to the public at a price of US$4 per share. The net proceeds to the Company from the IPO, after deducting the accrued and paid commissions and offering expenses, were approximately US$6,303,045 (HK$ 49.04 million).

On November 27, 2024, the shareholders of the Company passed a resolution to reclassify 1,500,000 ordinary shares held by Ms. Wai Lau into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Ms. Wai Lau, the founder of the Company.

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to fifty (50) votes on any resolutions.

The re-designation of its ordinary shares of a single class each with a par value of US$0.00001 (issued and unissued) (the “Ordinary Shares”) that all the currently issued 13,125,000 Ordinary Shares be and are re-designated into Class A ordinary shares each with a par value of US$0.00001 with one vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis, the remaining authorized but unissued Ordinary Shares be and are re-designated into 436,875,000 Class A Ordinary Shares and 50,000,000 Class B ordinary shares each with a par value of US$0.00001 with fifty votes per share (the “Class B Ordinary Shares”) on a one-for-one basis and such that the Company will be authorized to issue a maximum of 500,000,000 shares each with a par value of US$0.00001 divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As a result of the issuances and reclassification stated above, the Company had 0 and 450,000,000 authorized Class A ordinary shares, par value of US$0.00001, of which 0 and 11,625,000 Class A ordinary shares were issued and outstanding as of November 30, 2023 and 2024, respectively. The Company had 0 and 50,000,000 authorized Class B ordinary shares, par value of US$0.00001, of which 0 and 1,500,000 Class B ordinary shares were issued and outstanding as of November 30, 2023 and 2024, respectively.

In June 2025, the company issued 15,000,000 Class A ordinary shares in a private placement financing for aggregate gross proceeds of approximately US$ 3,922,500. The issuance was accounted for as an equity financing transaction, with par value recorded as share capital and the excess over par value recorded as additional paid-in capital. The net proceeds were used for general corporate purposes. As of the reporting date, the company has not yet received investment proceeds amounting to US$1,333,650 (equivalent to HK$10,385,133).

In July 2025, the company issued 2,625,000 Class A ordinary shares to certain consultants and one employee pursuant to the company’s 2025 Stock Incentive plan. The grant date fair value of the Company’s Class A ordinary shares was US$1.205 per share, determined with reference to the quoted closing market price on the grant date. The shares were issued to eligible participants at subscription price of US$0.3 per share. The difference between the grant date fair value and the subscription price represents share-based compensation in accordance with ASC718. As of the reporting date, the company has not yet received investment proceeds amounting to US$60,000 (equivalent to HK$467,220).

On January 15, 2026, the company’s board of directors approved a reverse stock split of the Company’s issued and outstanding ordinary shares at a ratio of one-for-twenty (1:20). The reverse stock split became effective on February 17, 2026. All share and per share amounts, including the number of shares outstanding, earnings per share, and other per share data, have been retrospectively adjusted for a period presented to reflect the reverse stock split. In connection with the reverse stock split, the authorized share capital was proportionally adjusted to 22,500,000 Class A ordinary shares and 2,500,000 Class B ordinary shares, each with a par value of US$0.0002 per share, effective February 17, 2026.

On March 31, 2026, the Company’s shareholders approved a resolution to increase the Company’s authorized share capital to a maximum of 10,000,000,000 shares, each with a par value of US$0.0002, divided into 9,800,000,000 Class A ordinary shares, 190,000,000 Class B ordinary shares and 10,000,000 Class C ordinary shares. As of May 31, 2026, the Company had no Class C ordinary shares issued and outstanding. Each Class C ordinary share is entitled to 500 votes per share and is convertible into one Class A ordinary share but is not convertible into Class B ordinary shares. Holders of Class C ordinary shares are entitled to the same rights to dividends and distributions upon liquidation as holders of Class A and Class B ordinary shares.

On April 29, 2026, the company entered into a securities purchase agreement with New Bay Development (Intel) Holding Co., Limited, a wholly-owned subsidiary of XJ International Holdings Co., Ltd., a Cayman Islands company in which Mr. Huiwu Wang, a shareholder of the Company, holds a substantial interest and serves as director and chief executive officer (the “Affiliate”). Pursuant to the Securities Purchase Agreement, the Affiliate agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Affiliate, an aggregate of 600,000 Class B ordinary shares of the Company, par value US$0.0002 per share, for a purchase price of US$12.5 per share. The gross proceeds from this offering are US$7,500,000. As of the reporting date, the company has not yet received investment proceeds amounting to US$7,500,000 (equivalent to HK$58,785,000). Subsequent to interim period, the Company received subscription proceeds of US$7,500,000 related to the 600,000 Class B ordinary shares.

16.	ACQUISITION STRATEGY

In March 2026, the Company signed a definitive agreement to acquire United Planning Company Limited. Management expected that the acquisition will strengthen the operation of the Group and create more local business opportunities in order to leverage the current strong momentum in the Hong Kong IPO market. The acquisition was accounted for as a business combination in accordance with ASC 805, and the Company allocates the purchase price to the fair value of the acquired assets and assumed liabilities upon closing. The integration of this business may require additional resources and could impact on operating expenses in future periods.

During the interim period ended May 31, 2026, the Company further incorporated five new wholly-owned subsidiaries, which have been consolidated into the Group’s condensed consolidated financial statements. These entities were established as part of the Company’s strategic expansion framework, to serve as dedicated investment and operating platforms for pursuing targeted inorganic growth opportunities, including potential future business acquisitions, strategic investments, market entry initiatives and related corporate development activities. The Company’s acquisition strategy focuses on identifying complementary businesses, technologies or assets that are aligned with the Group’s long-term business objectives. These newly formed legal entities provide structural flexibility to evaluate, negotiate and execute potential transactions, while segregating respective project-related activities.

17.	SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the issuance of the unaudited interim condensed consolidated financial statements, and the Company identified the following subsequent events and would like to disclose in the unaudited interim condensed consolidated financial statements, as follows:

Conversion of Class B Ordinary Shares into Class A Ordinary Shares

On June 24, 2026, 75,000 Class B ordinary shares were converted into 75,000 Class A ordinary shares on a one-for-one basis, at the election of the holder, in accordance with the Company's amended and restated memorandum and articles of association.

Accordingly, the conversion has not been reflected in the share capital balances, shares outstanding, or earnings per share presented in these interim financial statements. Total issued and outstanding ordinary shares remain unchanged at 2,137,498; only the composition between classes changed, from 1,462,498 Class A and 675,000 Class B to 1,537,498 Class A and 600,000 Class B.

Prior to the conversion, the 75,000 Class B ordinary shares were held of record by VL Prime Capital Limited. This conversion reduced the Class B ordinary shares held by the related shareholder group and increased their Class A ordinary shareholding accordingly, thereby modifying the allocation of voting power among the Company's shareholders.

Incorporation of new subsidiaries

Subsequent to May 31, 2026, the Company incorporated certain new wholly-owned consolidated subsidiaries as investment/operating platforms for strategic expansion and potential acquisitions. As these entities were formed after the interim period balance sheet date at May 31, 2026, no adjustment has been made to the interim financial statements, and there is no effect on the May 31, 2026 financial position or results.